FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY, 2008

International KRL Resources Corp. (File #00-50902)
(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1
(Address of principal executive offices)

Attachments:

1. Interim Consolidated Financial Statements for the Six Months Ended November 30, 2007

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X   Form 40-F _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.
(Registrant)

Date: February 7, 2008	By: /s/ Judith T. Mazvihwa
Name
Its: CFO/Director
(Title)

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

     These financial statements
have not been reviewed by the Company’s auditors.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(UNAUDITED – PREPARED BY MANAGEMENT)

	November 30,	May 31,
	2007	2007
	- $ -	- $ -
	Unaudited	Audited
A S S E T S

CURRENT ASSETS
Cash	700,579	581,318
Cash committed for mineral exploration	-	205,989
Short-term investments	-	200,000
Short term investments committed for mineral exploration	-	1,300,000
Marketable securities (Note 2)	53,983	64,335
Amounts receivable	101,580	57,667
Prepaid expenses and deposits	107,095	214,078
Due from related parties (Note 10)	328,122	436,311
METC receivable	300,000	583,671
	1,591,359	3,643,369

CAPITAL ASSETS (Note 3)	311,796	52,937

MINERAL INTERESTS (Note 4)	8,433,127	7,004,971

	10,336,282	10,701,277

L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable	314,509	211,958
Due to related parties (Note 10)	50,000	-
Future Income Taxes	255,008	336,000
	619,517	547,958
NON-CONTROLLING INTEREST (Note 5)	1,299,486	1,208,197
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	16,260,681	16,202,681
CONTRIBUTED SURPLUS (Note 9)	688,575	646,661
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(10,352)	-
DEFICIT	(8,521,625)	(7,904,220)

	8,417,279	8,945,122

	10,336,282	10,701,277

APPROVED BY THE DIRECTORS

Signed: “Seamus Young”

Signed: “Judith Mazvihwa”

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
INTERIM STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended		Six Months Ended
	November 30,		November 30,

	2007	2006	2007	2006
	- $ -	- $ -	- $ -	- $ -

EXPENSES
Amortization	105,365	3,226	107,961	6,452
Business development	109,675	85,203	161,618	155,222
Management fees (Note 10)	56,000	15,000	89,000	30,000
Office and miscellaneous	35,110	31,019	93,588	72,541
Professional fees	55,896	102,693	103,196	148,935
Salaries and benefits	24,376	74,173	49,087	114,478
Stock-based compensation	95,757	(909)	95,757	30,828
Transfer agent and filing fees	20,259	4,829	21,960	9,437
	502,438	315,234	722,167	567,893
OTHER INCOME
Airborne revenue	(82,795)	-	(82,795)	-
Dilution Loss/Income on share issuances	4,144	698,497	3,652	698,497
Gain on disposals	(15,762)	-	(15,762)	-
Impairment loss on mineral properties	145,229	-	145,229	-
Interest Income	(9,149)	(15,828)	(26,885)	(41,992)
Property investigation	-	6,716	-	6,716
Future income tax recovery	-	-	(80,992)	-
Non-controlling interest	(37,629)	-	(47,209)	-

	4,038	689,385	(104,762)	663,221

NET LOSS FOR PERIOD	(506,476)	(1,004,619)	(617,405)	(1,231,114)

DEFICIT, BEGINNING OF PERIOD	(8,015,149)	(6,236,137)	(7,904,220)	(6,009,642)

DEFICIT, END OF PERIOD	(8,521,625)	(7,240,756)	(8,521,625)	(7,240,756)

NET LOSS PER SHARE	(0.008)	(0.018)	(0.009)	(0.022)

WEIGHTED AVERAGE SHARES
OUTSTANDING	66,146,531	56,850,334	66,091,286	56,905,908

SUPPLEMENTAL COMPREHENSIVE LOSS INFORMATION

Net Loss	(506,476)		(617,405)
Decrease in fair value of available for sale
securities	(6,275)		(23,052)
Comprehensive loss	(512,751)		(640,457)

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended		Six Months Ended
	November 30,		November 30,
	2007	2006	2007	2006
	- $ -	- $ -	- $ -	- $ -

CASH FLOWS FROM (USED IN)
OPERATING ACTIVITIES
Net loss for the period	(506,476)	(1,004,619)	(617,405)	(1,231,114)
Items not involving cash
Amortization	105,365	3,226	107,961	6,452
Future income tax recovery	-	-	(80,992)	-
Gain on disposal of capital asset	(15,762)	-	(15,762)	-
Impairment loss on mineral properties	145,229	-	145,229	-
Stock-based compensation	95,757	(909)	95,757	30,828
Dilution loss on share issuances	4,144	698,497	3,652	698,497
Non-controlling interest	(37,629)	-	(47,209)	-

Changes in non-cash working capital
Amounts receivable	(15,327)	111,797	(43,913)	1,865
METC receivable	-	-	283,671	-
Prepaid expenses and deposits	8,237	63,288	106,983	83,670
Accounts payable	(248,869)	(414,818)	102,554	(15,719)
Due from related parties	184,378	96,148	120,689	(21,043)
Due to related parties	50,000	-	50,000	-
Net cash (used in)/provided by operating activities	(230,953)	(447,390)	211,215	(446,564)

INVESTING ACTIVITIES
Short term investment	-	-	200,000	-
Short term investment for mineral exploration	-	-	1,300,000	-
Capital assets	(301,400)	-	(376,400)	-
Proceeds on disposal of capital assets	25,342	-	25,342	-
Mineral interests	(498,282)	(175,112)	(1,515,385)	(1,743,781)
Net cash (used in)/provided by investing activities	(774,340)	(175,112)	(366,443)	(1,743,781)

FINANCING ACTIVITIES
Share capital issued	71,000	-	81,000	15,000
Share subscriptions received	(12,500)	-	(12,500)	5,000
Outside shareholders	-	530,502	-	530,502
Net cash provided by financing activities	58,500	530,502	68,500	550,502

(DECREASE)/INCREASE IN CASH	(946,793)	(92,000)	(86,728)	(1,639,843)

CASH, BEGINNING OF PERIOD	1,647,372	1,978,183	787,307	3,526,026

CASH, END OF PERIOD	700,579	1,886,183	700,579	1,886,183

SUPPLEMENTAL CASH FLOW INFORMATION

Cash transactions
Interest paid on debt	-	-	-	-
Income tax paid	-	-	-	-

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing to generate profitable operations in the future. The Company has working capital of $971,842 and an accumulated deficit of $8,521,625 as at November 30, 2007. There is no guarantee the Company will be able to raise any additional equity financing to continue its exploration projects over and above working capital as stated.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

These unaudited interim financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles for financial statements and on a basis consistent with the policies set out in the Company’s annual audited financial statements for the year ended May 31, 2007. However, certain disclosures required for annual financial statements have not been included. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended May 31, 2007.

b)	Principles of Consolidation

The financial statements have been prepared on a consolidated basis and include the accounts of the Company and its 62,27% owned Canadian subsidiary, Golden Harp Resources Inc. All inter-company transactions have been eliminated upon consolidation.

c)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the reported period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the impairment of mineral properties, valuation allowance for future income tax assets and stock-based compensation.

d)	Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

e)	Marketable Securities

Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at November 30, 2007, the fair market value of the securities held was $53,983 (May 31, 2007 - $77,842).

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Computer equipment	30%
Computer software	50%
Office and field equipment	20%
Vehicle	30%

In the year of acquisition, amortization is recorded at one-half the above rates.

Field equipment - Airborne	Based on usage – Daily rate of 15% of cost per 30 days

g)	Mineral Properties and Deferred Expenditures

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are charged to operations.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

h)	Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

i)	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, accounts payable and accrued liabilities and advances to related parties. The fair values of these financial instruments approximate their carrying values due to the short-term maturity of those instruments except for marketable securities. The fair value of marketable securities is based on the quoted market values. In management's opinion, the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Financial instruments (Continued)

On June 1, 2007, the Company adopted CICA Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new standards increased harmonization between U.S. and Canadian GAAP.

Under U.S. and Canadian GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value. The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Prior to adopting Section’s 3855 and 1530, these investments were carried at their original cost. Upon adoption, the Company recorded a retroactive balance representing the unrealized gains on available-for-sale securities of $12,700 at June 1, 2007 as accumulated comprehensive income.

The fair market value of available-for-sale securities decreased by $23,052 resulting in an unrealized loss for the six month period ended November 30, 2007, which was a component of comprehensive loss.

j)	Asset retirement obligations

The Company follows the recommendations of the CICA Handbook Section 3110, with respect to asset retirement obligations. This standard required liability recognition for retirement obligations associated with the Company’s resource properties. The standard required the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as the resource properties. At May 31, 2007 and 2006 the Company did not have any asset retirement obligations.

k)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. The effect on future taxes for a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

l)	Flow-through shares

The Company follows the recommendations of EIC 146 with respect to flow-through shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

If the Company has sufficient unrecognized tax losses or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these future income tax assets, a portion of such unrecognized losses is recorded as tax recovery up to the amount of the future income tax liability that would otherwise have been recognized on the renounced expenditures.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Non-controlling interests

The Non-controlling interest exist in the 62.27% owned subsidiary of the Company representing the outside interest’s share of the carrying values of the subsidiary. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

n)	Stock-Based Compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. Agents’ warrants issued in connection with common share placements are recorded as share issuance costs with a corresponding increase in contributed surplus. When the options and warrants are exercised, the exercise price proceeds, together with the amount initially recorded in contributed surplus, are credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

o)	Income (loss) per share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted income (loss) per share. The existence of warrants and options affects the calculation of income (loss) per share on a fully diluted basis. As the effect of this dilution is to increase the reported income per share and reduce the reported loss per share, basic and diluted loss are the same.

p)	The company formed a 50% joint venture with a company related by directors. Geophysical equipment was acquired installed and activated for service, by the joint venture, on the company’s exploration projects. This new joint venture charges for the use of the equipment at standard rates.

The company accounted for it’s 50% share of the joint venture.

q)	Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation. Such reclassification is for presentation purpose only and has no effect on previously reported results.

3.	CAPITAL ASSETS

			November 30,	May 31,
			2007	2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	- $ -	- $ -	- $ -	- $ -
Computer equipment	18,236	14,353	3,883	4,568
Computer software	2,327	1,999	328	437
Crew house option	10,000	-	10,000	10,000
Field equipment	41,973	11,645	30,328	16,915
Field equipment - Airborne	285,500	102,780	182,720	-
Office furniture and equipment	17,521	7,984	9,537	10,660
Storage facility	75,000	-	75,000	-
Vehicle	-	-	-	10,357
	450,557	138,761	311,796	52,937

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS

A summary of expenditures incurred relating to the Company’s mineral interests is as follows:

		November 30,	Current	May 31,
		2007	expenditures	2007
		- $ -	- $ -	- $ -
a)	Copper Hill, Ontario
	Acquisition costs	544,876	-	544,876
	Exploration expenditures:
	Accommodation & Meals	268,364	15,723	252,641
	Amortization	24,213	-	24,213
	Assays	272,230	10,426	261,804
	Drafting	95,784	1,897	93,887
	Drilling	1,172,105	85,556	1,086,549
	Fuel	682	282	400
	Geochemical	32,661	-	32,661
	Geologist	1,112,025	29,988	1,082,037
	Geophysics	156,787	-	156,787
	License fees	31,447	967	30,480
	Line cutting	171,713	10,790	160,923
	Supervision	21,950	2,000	19,950
	Supplies & misc.	154,223	1,690	152,533
	Support wages	245,744	6,313	239,431
	Surveys	198,138	-	198,138
	Travel & vehicle	255,389	2,382	253,007
	Impairment loss	(958,629)	-	(958,629)
	Recoveries	(112,500)	-	(112,500)
		3,142,326	168,014	2,974,312
	Total Copper Hill, Ontario	3,687,202	168,014	3,519,188

b)	Nor, Yukon
	Acquisition costs	360,080	76,000	284,080
	Exploration expenditures:
	Accommodation & Meals	339,594	59,877	279,717
	Assays	62,316	13,852	48,464
	Diamond Drilling	850,848	383,370	467,478
	Drafting	8,716	976	7,740
	Fuel	376,000	134,256	241,744
	Geologist	476,013	124,981	351,032
	Geophysics	319,559	149,273	170,286
	Helicopter	1,431,760	382,044	1,049,716
	Housing	28,900	8,900	20,000
	Licenses	31,985	19,930	12,055
	Line Cutting	109,794	-	109,794
	Supervision	72,305	14,000	58,305
	Supplies & misc.	139,074	48,065	91,009
	Support wages	331,071	154,332	176,739
	Surveys	86,568	-	86,568
	Travel & vehicle	92,293	41,670	50,623
	METC	(595,129)	-	(595,129)
		4,161,667	1,535,526	2,626,141
	Total Nor Property, Yukon	4,521,747	1,611,526	2,910,221

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		November 30,	Current	May 31,
		2007	expenditures	2007
		- $ -	- $ -	- $ -
c)	Bear River, B.C.
	Acquisition costs	10,389	2,500	7,889
	Exploration expenditures:
	Assay	326	-	326
	License and recording fees	10,326	2,530	7,796
	Supervision	8,000	1,250	6,750
	Supplies & misc.	224	-	224
		18,876	3,780	15,096
	Total Bear River, British Columbia	29,265	6,280	22,985

d)	Carswell, Saskatchewan
	Acquisition costs	-	-	-
	Exploration expenditures:
	Drafting	1,250	-	1,250
	Geologist	6	-	6
	Supervision	11,250	2,250	9,000
	Recoveries	(10,256)	-	(10,256)
		2,250	2,250	-
	Total Carswell, Saskatchewan	2,250	2,250	-

e)	U-claims, Yukon.
	Acquisition costs	80,000	-	80,000
	Exploration expenditures:
	Accommodation & Meals	375	-	375
	Assay	2,640	-	2,640
	Drafting	248	-	248
	Fuel	2,985	-	2,985
	Geologist	24,110	-	24,110
	Geophysics	22,331	19,449	2,882
	Helicopter	7,000	-	7,000
	License and recording fees	3,465	-	3,465
	Supervision	5,500	1,750	3,750
	Supplies & misc.	689	689	-
	METC	(4,114)	-	(4,114)
	Property abandoned	(145,229)	(145,229)	-
		(80,000)	(123,341)	43,341
	Total U-claims, Yukon.	-	(123,341)	123,341

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		November 30,	Current	May 31,
		2007	expenditures	2007
		- $ -	- $ -	- $ -
f)	White River, Yukon.
	Acquisition costs	43,000	-	43,000
	Exploration expenditures:
	Drafting	255	-	255
	Fuel	695	-	695
	Geologist	6,619	-	6,619
	Helicopter	3,690	-	3,690
	License and recording fees	6,720	3,360	3,360
	Supervision	5,063	1,250	3,813
	Supplies & misc.	556	43	513
	METC	(796)	-	(796)
		22,802	4,653	18,149
	Total White River, Yukon.	65,802	4,653	61,149

g)	Turn River, Yukon.
	Acquisition costs	370,469	2,382	368,087
	Recovery	(370,469)	(370,469)	-
		-	(368,087)	368,087
	Exploration expenditures:
	Accomm & meals	107	107	-
	Drafting	721	721	-
	Fuel	46	46	-
	Geologist	1,224	1,224	-
	License and recording fees	661	661	-
	Supervision	4,750	4,750	-
		7,509	7,509	-
	Total Turn River, Yukon.	7,509	(360,578)	368,087

h)	Wolf, Yukon
	Acquisition costs	100,592	100,592	-
	Exploration expenditures:
	Acomm & meals	666	666	-
	Fuel	63	63	-
	Geologist	4,200	4,200	-
	Geophysics	36	36	-
	Licenses	13	13	-
	Supervision	1,250	1,250	-
	Supplies & misc	287	287	-
	Travel & transport	3,965	3,965	-
		10,480	10,480	-
	Total Wolf, Yukon	111,072	111,072	-

i)	Lac Caron, Quebec
	Acquisition costs	8,280	8,280	-
	Total Lac Caron, Quebec	8,280	8,280	-

	Total Mineral Interests	8,433,127	1,428,156	7,004,971

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

a)	Copper Hill, Ontario

	(i)	By various agreements ranging in date from December 11, 1991 to February 4, 2005 and staking, the Company holds a total of 849 claim units of approximately 20 hectares each including 510 in which the Company has a 100% interest. The Company has 158 claims, or 343 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy- back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are contained in nineteen separate agreements without any perimeter clauses.

Included in the above is a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

	(ii)	The Copper Hill Project was transferred to Golden Harp in exchange for 10,000,000 shares in the subsidiary. The property was transferred at $3,200,000 representing the fair value at the time of transfer, which resulted in an impairment loss of $958,629.

	(iii)	Pursuant to an agreement dated January 22, 2001 the Company had an option to acquire 15 claims, totalling 30 units in the MacMurchy, Tyrrell and Knight townships. Pursuant to an amending agreement dated February 4, 2005, this option was converted to a 100% ownership interest in the claims, in consideration of the issuance of 50,000 common shares in fiscal 2005, at a fair value of $0.14 per share, for total consideration of $7,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase 50% of the NSR within 4 years of the commencement of commercial production by paying $1,000,000. The Company has a further right of first refusal on the remaining 50% of the NSR.

	(iv)	Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property. During 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo’s failure to make the second option payment.

	(v)	Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares issued in fiscal 2004, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. On April 12, 2005, after an unsuccessful prospecting program, the property was returned to the vendors and the acquisition costs of $18,000 were written-off. An additional 5 claims, representing 63 units, contiguous to this property that had been acquired through staking, were also abandoned at that time.

	(vi)	Pursuant to an agreement dated December 1, 2003, the Company re-negotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares issued in fiscal 2004 at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	a)	Copper Hill, Ontario (Continued)

		(vii)	Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships, acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the NSR royalty payable on these claims.

	b)	Nor Property, Yukon

The Nor Property consists of 448 mineral claims in the Dawson Mining District, Yukon Territory. A total of 396 claims were acquired through staking with 166 claims acquired in the current year. The remaining 52 claims are held pursuant to an Option Agreement dated October 28, 2004, that gives the Company the right to earn a 100% interest. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

		(i)	$7,500 paid within 5 days of agreement (paid);
		(ii)	$20,000 paid on June 1, 2005 (paid);
		(iii)	$30,000 paid on December 1, 2005 (paid);
		(iv)	$40,000 paid on December 1, 2006 (paid);
		(v)	$50,000 paid on December 1, 2007 (paid); and
		(vi)	a further $60,000 to be paid on December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

		(i)	200,000 shares issued in December, 2004 (issued);
		(ii)	200,000 shares issued on December 1, 2005 (issued);
		(iii)	200,000 shares to be issued on December 1, 2006 (issued);
		(iv)	200,000 shares to be issued on December 1, 2007 (issued); and
		(v)	a further 200,000 shares to be issued on December 1, 2008.

A total of 402 claims are subject to a 2% NSR royalty. The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	c)	Bear River, British Columbia

The Company owns a 100% interest in 3 mineral claims representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

	d)	Carswell, Saskatchewan

During October, 2004, the Company staked 1 claim, consisting of 5,970 acres in the Athabasca Basin area of Saskatchewan.

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company’s interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

		(i)	$25,000 paid on or before March 19, 2005 (received);
		(ii)	100,000 shares issued on or before March 19, 2005 (received);
		(iii)	50,000 shares to be issued on or before March 14, 2006 (received);
		(iv)	50,000 shares to be issued on or before March 14, 2007 (received);
		(v)	$25,000 to be expended on exploration before March 14, 2006 (expended);
		(vi)	$25,000 to be expended on exploration before March 14, 2007 (expended);
		(vii)	a further $25,000 to be expended on exploration before March 14, 2008; and
		(viii)	a further $25,000 to be expended on exploration before March 14, 2009.

	e)	U Claims, Yukon

During the period, the Company terminated its Option Agreement dated August 1, 2006. Accordingly all related expenditures have been written off as at November 30, 2007.

	f)	White River Copper, Yukon

Pursuant to an Option Agreement dated August 1, 2006 the Company acquired the right to earn a 100% interest, subject to a 2% NSR royalty, in 32 mineral claims in the Whitehorse Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $160,000 cash consideration and issue a total of up to 600,000 shares and incur $500,000 of exploration work as follows: Cash consideration:

		(i)	$10,000 to be paid in April 2007 (paid);
		(ii)	a further $20,000 to be paid on April 1, 2008;
		(iii)	a further $25,000 to be paid on April 1, 2009;
		(iv)	a further $30,000 to be paid on April 1, 2010;
		(v)	a further $35,000 to be paid on April 1, 2011; and
		(vi)	a further $40,000 to be paid on April 1, 2012;

Share consideration:

		(i)	100,000 shares issued in April 7, 2006 (issued);
		(ii)	a further 100,000 shares to be issued on April 1, 2008;
		(iii)	a further 100,000 shares to be issued on April 1, 2009;
		(iv)	a further 100,000 shares to be issued on April 1, 2010;
		(v)	a further 100,000 shares to be issued on April 1, 2011; and
		(v)	a further 100,000 shares to be issued on April 1, 2012;

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	f)	White River Copper, Yukon (Continued)

If at any time after December 12, 2007 the shares of the Company trade, for 10 consecutive days:

		(i)	at $1.50 per share or more, all further cash payments will be reduced by 50%; and or

		(ii)	at $3.00 per share or more,

-   all further cash payments will be reduced to nil; and

-   All further share issuances will be reduced by 50%.

Exploration expenditures:

$500,000 during the term of the agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

g)	Turn River, Yukon

During February 2007 the Company and Logan Resources Ltd., related by common directors, acquired 50% each, by staking in the Cassiar Plateau, Yukon Territory, 2,220 claims, covering 46,941 hectares, which includes twelve distinct project areas.

The Company received $370,469 in recovery of it’s costs from a non-related company pursuant to earn a 50% share in the Turn River Property. See note 13 (a).

The Company has signed an agreement with a non-related company granting the company the option to earn a 50% interest in the Turn River Project for $7,5 million in staged exploration expenditures. The company has assigned its option to another company.

If, as currently planned, that company spends $1 million in year 1, $1 million in year 2, $1,5 million in year 3 and $2 million in years 4 and 5 for a total of $7,5 million, then that company will own 50% of the Turn River Project.

That company paid $225,000 towards a company controlled by the President of the Company pursuant to it’s exploration commitments in the Turn River Project.

h)	Wolf, Yukon

The Wolf Property consists of 289 mineral claims in the Watson Lake Mining District, Yukon Territory. A total of 279 claims were acquired through staking with all claims acquired in the current year. The remaining 10 claims are held pursuant to an Option Agreement dated September 10, 2007, which gives the Company the right to earn a 60% interest. In order to exercise the option, the Company must issue 1,000,000 shares and incur $3,000,000 in Exploration Expenses on the claims as follows:

Share consideration:

(i)	200,000 shares issued within 5 days of TSX acceptance, on or before October 14, 2007 (issued);
(ii)	a further 200,000 shares to be issued on October 14, 2008;
(iii)	a further 300,000 shares to be issued on October 14, 2009; and
(iv)	a further 300,000 shares to be issued on October 14, 2010.

Exploration expenditures to be incurred:

(i)	$250,000 before October 14, 2008;
(ii)	$750,000 in aggregate before October 14, 2009;
(iii)	$1,750,000 in aggregate before October 14, 2010; and
(iv)	$3,000,000 in aggregate before October 14, 2011.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	h)	Wolf, Yukon (Continued)

For the purpose of this option agreement certain acquisition expenses will be deemed to be exploration expenditures.

A 2% NSR royalty belongs to a third company.

	i)	Lac Caron, Quebec

The Lac Caron property was acquired by staking and consists of 72 mineral claims, covering 3,816 hectares, in Quebec.

5.	NON-CONTROLLING INTEREST

	November 30,	May 31,
	2007	2007
	- $ -	- $ -
Opening balance	1,208,197	-
Increase in non-controlling interest	138,498	1,234,577
Share of net loss	(47,209)	(26,380)

Closing balance	1,299,486	1,208,197

Golden Harp issued 40,000 shares pursuant to warrants exercised at $0.25 per share for proceeds of $10,000 resulting in the Company’s ownership in Golden Harp decreasing from 65.32% to 65.15% .

Golden Harp issued 710,000 shares pursuant to options exercised at $0.10 per share for proceeds of $710,000 resulting in the Company’s ownership in Golden Harp decreasing from 65.15% to 62.27% . These shares were cancelled subsequent to this quarter and re-issued at $0.35 per share.

6.	SHARE CAPITAL

Authorized
100,000,000 common shares without par value
Issued and outstanding
	# of shares	- $ -
Balance, May 31, 2006	56,850,334	14,439,872
Issued during fiscal 2007 for:
Cash
Flow-through private placements	6,754,083	1,789,832
Stock options exercised	550,000	122,500
Agent options exercised	670,726	134,516
Warrants exercised	568,078	142,063
Mineral property option payments	500,000	139,000
Finders’ fees	143,420	38,006
Agent warrants	-	(41,197)
Fair value of stock options exercised transferred from contributed surplus	-	157,367
Flow-through shares renunciation	-	(610,460)
Share issuance costs	-	(108,818)
Balance, May 31, 2007	66,036,641	16,202,681

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

6.	SHARE CAPITAL (Continued)

	# of shares	- $ -
Balance, May 31, 2007	66,036,641	16,202,681
Issued during fiscal 2008 for:
Mineral property option payments	400,000	58,000
Balance, November 30, 2007	66,436,641	16,260,681

For the Period ending November 30, 2007

(a)	The Company issued 400,000 common shares pursuant to mineral property acquisition option agreements at a fair value ranging from $0.13 to $0.16 per share for a total fair value of $58,000.

For the Year ending May 31, 2007

(a)	On December 22, 2006, the Company completed a non-brokered private placement consisting of 6,754,083 flow-through units at $0.265 per unit for proceeds of $1,789,832. Each unit consists of one flow-through share and one-quarter of a non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.365 per share expiring on December 22, 2007.

In connection with the private placement, the Company paid $60,612 in finders’ fees, which consisted of 35,855 warrants, 143,420 non-flow-through finder’s units with the same terms and conditions as the financing, 641,558 finder’s warrants, and paid $10,200 in other share issuance costs. The fair value of the finder’s warrants under the Black-Scholes model was $39,016, recorded as a share issuance cost. Each finder’s warrant entitles the holder to purchase one non-flow-through common share for $0.365 per share for up to one year. The fair value of the share portion of the finder’s units are $38,006 recorded as finders’ fees and $2,181, represents share issuance cost, for the warrant portion calculated under the Black-Scholes model.

(b)	In fiscal 2007, 1,220,726 options were exercised at prices ranging from $0.20 to $0.25 per share for proceeds of $257,016. The fair value, when granted, of $157,367 was transferred to share capital from contributed surplus to reflect the exercise of these options.

(c)	In fiscal 2007, 568,078 warrants were exercised at prices ranging from $0.25 to $0.30 per share for proceeds of $142,063.

(d)	The Company issued 500,000 common shares pursuant to mineral property acquisition option agreements at a fair value ranging from $0.25 to $0.33 per share for a total fair value of $139,000.

7.	STOCK OPTIONS

(a)	Stock option plan and stock options issued – International KRL Resources Corp.

The Company grants stock options to directors, officers, employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of up to ten years from the grant date. The number of options that may be issued under the Plan is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

Pursuant to the stock option plan, options granted in respect of investor relations activities are subject to vesting in stages over one year from the grant date with a maximum of one-quarter of the options vesting in any three month period. Vesting restrictions may also be applied to other options grants, at the discretion of the directors.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

7.	STOCK OPTIONS (Continued)

At November 30, 2007 the following stock options were outstanding

Number of	Exercise price	Expiry date
Options	$

1,000,000	0.45	January 30, 2008
250,000	0.50	March 03, 2008
550,000	0.50	April 18, 2008
250,000	0.45	July 5, 2008
600,000	0.38	March 23, 2009
1,600,000	0.16	September 11, 2009

4,250,000

The fair value for stock options granted was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	November 30,	May 31,
	2007	2007

Risk free interest rate	4.18%	4.07%
Expected life (in years)	2	2
Expected volatility	85%	85%
Dividend yield	-	-

(b)	Stock option plan and stock options issued – Golden Harp Resources Inc.

Golden Harp grants stock options to directors, officers, employees and consultants for services, pursuant to its Incentive Share Option Plan (“the Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to 85% of the fair market value per share of Golden Harp’s stock on the grant date. Options have a maximum expiry period of ten years from the grant date. The number of options that may be issued under the Plan is limited to 2,000,000 common shares. Vesting restrictions may be applied to the options at the discretion of the directors.

At November 30, 2007, Golden Harp had the following stock options outstanding and exercisable

Number of	Exercise price	Expiry date
Options	$

365,000	0.10	July 31, 2011

The fair value for stock options granted was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	November 30,	May 31,
	2007	2007

Risk free interest rate	-	4.04%
Expected life (in years)	-	4.93
Expected volatility	-	100%
Dividend yield	-	-

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

8.	SHARE PURCHASE WARRANTS

At November 30, 2007 the following share purchase warrants were outstanding

Number of	Exercise price	Expiry date
Warrants	$

2,365,934	0.365	December 22, 2007
1,180,000	0.30	December 29, 2007
424,297	0.25	February 1, 2008
4,653,125	0.30	February 1, 2008

8,623,356

At November 30, 2007, Golden Harp had the following share purchase warrants outstanding and exercisable

Number of	Exercise price	Expiry date
Warrants	$
4,477,500	0.25	October 31, 2008
4,477,500

9.	CONTRIBUTED SURPLUS

	November	May 31,
	30,
	2007	2006
	- $ -	- $ -
Balance, beginning of period	646,661	536,365
Fair value of stock options granted	95,757	144,938
Fair value of stock options granted by Golden Harp	-	81,528
Fair value of agents warrants	-	41,197
Fair value of stock options exercised transferred to share capital	-	(157,367)
Fair value of stock options exercised by shareholders of Golden Harp	(53,843)	-
Balance, end of period	688,575	646,661

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

10.	RELATED PARTY TRANSACTIONS AND BALANCES

(a) The Company paid (received) the following amounts to related parties at their exchange amounts:

		November	November
		30,	30,
		2007	2006
		- $ -	- $ -

	Management fees paid to directors and a company controlled by a director	89,000	30,000

	Property supervision fees paid to a company controlled by a director	30,000	33,426
	Gowganda, Ontario lease option payments to a relative of a director	12,000	12,000

	Rent reimbursement received from a company with common officers and
	directors (included in office and miscellaneous)	(22,318)	(17,186)

		108,682	58,240

		November	May 31,
		30,	2007
		2007	- $ -
		- $ -

(b)	The Company incurred certain charges from a company controlled by the
	President. These charges have been recorded as exploration expenses and
	general and administration expenses as follows:

	Amounts capitalized as mineral properties	334,870	417,280
	Amounts charged to general and administration expenses	35,531	98,105

		370,401	515,385

(c)	Due from related parties
	Under the same arrangement as note 10 (b) the following amounts are
	due from a company controlled by the President of the Company:
	Advances	240,182	97,755
	Amount due for the purchase of mineral exploration equipment	-	297,427

	Due from the related party	240,182	395,182
	Amount due from directors – management fees/salary, paid in advance	24,338	6,000
	Amount due from a director of subsidiary – share subscription receivable	12,500	-
	Amount due from a company controlled by the President of the Company	-	26,023
	Amount due from a company with common officers and directors for
	reimbursement of shared office costs and other expenditures.	51,102	9,106

	Balance end of period	328,122	436,311

All of the above amounts due to the Company, are unsecured, non-interest bearing and due on demand.
(d)	Due to related parties
	Amount due to a relative of a director for commitments paid on behalf of
	the Company	50,000	-

	Balance end of period	50,000	-

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

11.	COMMITMENTS

	(a)	During the previous financial year, the Company entered into an office lease for a term of five years expiring July 31, 2011 at $3,057 per month. Minimum lease payments are as follows:

- $ -
2008	36,686
2009	36,686
2010	36,686
2011	36,686
2012	36,686

12.	FINANCIAL STATEMENT PRESENTATION

These unaudited interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the presentation of interim financial information. Accordingly, they do not include all the information and disclosures required by Canadian GAAP for annual financial statements.

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended May 31, 2007.

13.	SUBSEQUENT EVENTS

Subsequent to November 30, 2007 the Company entered into the following transactions:

(a)	Golden Harp re-priced the 1,075,000 stock options previously granted from $0.10 per Option to $0.35. Golden Harp cancelled 710,000 shares issued pursuant to options exercised at $0.10 per share and re- issued 202,861 shares pursuant to options exercised at $0.35 per share.

The remainder of stock options outstanding was also adjusted from 365,000 at $0.10 to 872,139 at $0.35.

(b)	Golden Harp was conditionally accepted to list on the TSX Venture Exchange as a Tier 2 Mining Issuer and the Concurrent Public Offering. Golden Harp is currently awaiting word from the securities commission.

(c)	The Company received payment for their METC claims from the Government in the amount of $300,000 plus interest of $787.85

International KRL Resources Corp.

Management Discussion and Analysis
(MD&A)
For the Six Months Ended November 30, 2007

(Prepared on January 29, 2008 by Management)

(Un-audited)

INTRODUCTION

The following management discussion and analysis, of the consolidated financial position of International KRL Resources Corp. (“Company”), its subsidiary (Golden Harp Resources Inc. (GHR)) and its 50% owned Joint Venture and results of operations, are prepared as of January 29, 2008, and should be read in conjunction with the interim un-audited consolidated financial statements and accompanying notes for the quarter ended November 30, 2007. The interim un-audited consolidated financial statements together with the following management discussion and analysis are intended to provide readers with a reasonable basis for assessing the financial performance of the Company as well as forward-looking statements relating to potential future performance. All statements, other than those of historical fact, included in this MD&A, including without limitation, statements regarding potential mineralization and reserves, exploration results, future plans, and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance such statements will prove accurate and actual results and future events could differ materially from those anticipated in such statements.

DESCRIPTION OF BUSINESS

International KRL Resources Corp. was incorporated in the Province of British Columbia and is extra-provincially registered in the Province of Ontario. The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol ‘IRK’. It is engaged in the acquisition, exploration and development of mineral properties in Ontario, Saskatchewan, British Columbia, Quebec, and the Yukon. The Company is currently focusing its exploration activities for base and precious metals on its Nor, White River Copper, and Turn River properties in the Yukon Territory, Bear River Property in British Columbia, Carswell Property in Saskatchewan, and its Copper Hill Property in Ontario. The Copper Hill Property has been transferred to International KRL’s subsidiary, GHR. During the quarter, the Company terminated its option agreement to earn a 100% interest in the U Claims. All expenses incurred on this property were written off as at November 30, 2007. During the quarter the Company entered into an option agreement with Tarsis Capital Corp. to earn 60% interest in the Wolfe Property, previously referred to as the Tim and Kuda Property. The Company acquired the Lac Caron Property in Quebec.

At this time, the Company does not own any operating mines and has no operating income/sales from mineral production. Funding for operations is raised primarily through public and private share offerings. Future operations and the Company’s ability to meet mineral property option commitments are dependent on the Company’s ability to raise sufficient funding through share offerings or operations to support current and future expenditures. At November 30, 2007, the Company had working capital of $971,842.

Realization of the carrying value of mineral interests is dependent upon funding, the ability of the Company and third parties to bring mineral interests into profitable production, or recovery from sale.

The interim un-audited consolidated financial statements have been prepared on a going concern assumption which contemplates the Company will continue in operation and realize its assets and discharge its liabilities in the normal course of operations. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required.

FINANCIAL SUMMARY

During the six-month period, the Company spent a total of $1,515,385 on mineral interest acquisition and exploration expenditures. Administration expenses amounted to $722,167, which includes amortization of $107,961 and stock based compensation of $95,757. The net loss for the period was $617,405 and the comprehensive loss was $640,457 (due to a decrease of $23,052 in the fair value of securities available for sale). There was a net decrease in cash of $86,728 during the period.

RESULTS OF OPERATIONS

Net loss in the six month period was $617,405 compared to a net loss of $1,231,114 for the same period in the prior year, reflecting an overall improvement and a decrease in the loss for the period of $613,709. Significant line item changes were as follows:

  Stock based compensation increased by $64,929 as a result of increased compensation.
  Amortization increased by $101,509 due to the amortization of geophysical equipment owned by the Company’s joint venture
  Management fees increased by $59,000 due to competitive compensation adjustments.
  Dilution loss on share issuance decreased by $694,845 as most of the change in ownership of the Company’s subsidiary, GHR occurred in the prior year.

Some of the changes in the line items may be attributed to the reclassification of comparative figures to conform to the current year’s presentation. Such reclassification is for presentation purposes only and has no effect on previously reported results (Refer to Note 2 (p) of the audited consolidated financial statements).

SUMMARY OF QUARTERLY RESULTS

Prepared in accordance with Canadian generally accepted accounting principals and expressed in Canadian dollars.

	Nov 30, 2007	Aug 31, 2007	May 31, 2007	Feb 28, 2007	Nov 30, 2006	Aug 31, 2006	May 31, 2006	Feb 28, 2006
Net income (loss)	(506,476)	(110,929)	(384,756)	(278,708)	(1,004,619)	(226,495)	580,532	(436,621)
Net income (loss) per share (Basic and diluted)	(0.008)	(0.002)	(0.006)	(0.005)	(0.018)	(0.004)	0.013	(0.009)

LIQUIDITY

At November 30, 2007, the Company had a working capital of $971,842 which management considers sufficient to continue operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now stand. The Company will be seeking to raise further funds from private placement financings to meet these commitments or may seek extensions to the exploration schedule. Also, in the longer term, in order to continue operations, and in particular, to fund ongoing expenditure commitments listed below and in the notes to the financial statements, the Company will need to raise additional capital. The Company plans to do this through private placements and public offerings.

CAPITAL RESOURCES AND EXPLORATION EXPENDITURE COMMITMENTS

The Nor, White River Copper, and Wolfe properties are held under option agreements. Under the option agreements for the Nor and White River Copper the Company has a right to earn 100% interest in the mineral properties and 60% interest in the Wolfe property. To exercise these rights the Company must make various cash and stock payments and incur exploration expenditures by various deadlines. Details of these requirements are listed in the notes to the interim un-audited consolidated financial statements.

At the date of this report, all cash payments on the above three property options were up to date and all share payments have been made. Extensions have been received for all exploration expenditure commitments that have not yet been met.

Under the Nor, White River Copper, and Wolfe property options, cash and expenditure requirements for the year ahead amount to approximately $330,000. The Copper Hill and Bear River properties have no further payment requirements, beyond the exploration required for standard assessment to keep the claims in good standing.

OUTSTANDING SHARE CAPITAL

At January 4, 2008, the Company had the following number of securities outstanding:

Securities	Number	Exercise Price	Expiry Date
Common shares issued and outstanding	66,436,641	N/A	N/A
Share purchase warrants	5,077,422	$0.25-$0.30	1 Feb, 2008
Share purchase options	4,000,000	$0.16-$0.50	30 Jan, 2008 to 11 Sept 2009
Fully diluted share Capital	75,514,063	N/A	N/A

RELATED PARTY TRANSACTIONS

For details of related party transactions, the reader is directed to Note 10 and comments included in the November 30, 2007 interim un-audited consolidated financial statements. Additional details are as follows:

International KRL Resources Corp. pays a company controlled by the President of the Company, Seamus Young, $5,000 per month for supervision and consulting services in relation to the evaluation, acquisition, maintenance and exploration of International KRL’s mineral properties plus a per diem for supervision time spent at the properties; and $5,000 per month management and consulting fee for general office administration services including financing, liaison with professionals, continuous disclosure and general office functions (management fees).

Logan Resources Ltd. is a resource exploration company that has four common Directors with International KRL, including the President of both companies, Seamus Young. Amounts owed by Logan Resources Ltd. of $51,102 represent those amounts billed under a cost sharing arrangement with Logan Resources Ltd. for office space and administrative services.

EXPLORATION EXPENDITURES

The Company spent a total of $1,943,854 on exploration in the current period. The focus of the work in the current period was on the Company’s Nor property in the Yukon where expenditures totaled $1,535,526. A total of $408,328 was spent on the Company’s remaining mineral interests. This includes $21,888 spent on a mineral property whose option agreement was terminated. As a result these expenditures were written off. Full details on exploration expenditures are disclosed in Note 4 accompanying the un-audited interim consolidated financial statements. See the mineral property update below, for further details of activities.

MINERAL INTERESTS UPDATE

COPPER HILL PROPERTY, Ontario – Gold, Copper

The Subsidiary’s Copper Hill property is located in the Gowganda Area of Northern Ontario, and consists of 849 claim units or approximately 17,000 hectares covering 56 sq. miles in the prolific Abitibi Greenstone Belt. Exploration to date has identified four known gold zones and one copper zone. Numerous exploration targets are identified on the property, which warrant follow-up. Ownership details are listed in Note 4(a) to the interim un-audited consolidated financial statements.

Update on the Spin-off for Copper Hill Property

International KRL is seeking regulatory approval from the TSX-V and Supreme Court of British Columbia for the distribution of its interest in the Copper Hill Project to its shareholders, by way of a reduction of paid-up share capital on a pro-rata basis. The proposed plan of reorganization is being implemented in several stages. The first stage involved the transfer of the Copper Hill Project to the Company’s subsidiary in return for shares of GHR. International KRL will then distribute the shares of the GHR in due course, to the shareholders of International KRL on a pro rata basis. Following the receipt of regulatory approval, the Company will issue a press release confirming the record date established for such distribution.

Background on the Golden Harp Resources Inc.

GHR was incorporated in May 2006 as a subsidiary of International KRL for the purpose of “spinning-off” to the Company’s shareholders its various mineral properties located in the Shining Tree Area in the Abitibi Greenstone Belt of Northeast Ontario (the “Copper Hill Property”).

The Return of Capital Shares were issued to International KRL last year on May 31, 2006 when 10,000,000 GHR shares were issued to the Company in consideration of the transfer by the Company of the Copper Hill Claims at a deemed issue price of $0.32 per share. GHR is currently seeking reporting issuer status and proposes to complete an initial public offering (the “GHR IPO”) this year and list its shares on the TSX Venture Exchange. There can be no assurance that such listing will be completed or that the GHR IPO will be completed.

Exploration Activity on the Copper Hill Property

The mobile metal ions soil sampling program and airborne VTEM geophysical survey conducted by International KRL’s subsidiary last year, generated a number of new gold and base metal diamond drill targets on several areas of GHR’s 56 square mile land package. Golden Harp Resources plans to diamond drill these targets once it is a reporting entity.

BEAR RIVER PROPERTY, BC - Gold

The Company's Bear River property is located in the Skeena Mining Division, BC, in the historic Stewart Gold Camp. It consists of three claims representing 31 claim units, 100% owned mineral claims (subject to NSR's) covering an area of 775 hectares (1,918 acres).

Exploration Activity on the Bear River Property

Exploration to date identified gold and silver mineralization in epithermal quartz veins and gold with massive sulphides in altered volcanics. With improving markets and exploration conditions in BC, the area is undergoing extensive exploration. The Company is seeking a strategic partnership to take advantage of this cycle and accelerate the evaluation of the mineral potential of the Bear River property.

NOR PROPERTY, Yukon - Copper/Gold/Uranium

The Nor IOCG (iron oxide-copper-gold) property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 395 km north of Dawson City, Yukon Territory. International KRL acquired the right to earn a 100% interest in the Nor property, subject to a 2% NSR by an option agreement signed in October 2004. The terms of the option are detailed in Note 4(b) in the financial statements. Since signing the option, the Company staked additional ground contiguous to, and in the vicinity of the property. The property now consists of 448 claims.

Airborne Radiometric and Magnetic Survey

During the three-month period ended August 31, 2007, the Company conducted a property-wide airborne radiometric and magnetic survey. The survey’s preliminary readings identified a number of areas of interest. Detailed analysis and further interpretation of the results is still underway and results will be issued as soon as they are available.

Diamond Drilling Program Completed for the Season

During the quarter ended November 30, 2007, the Company completed its drilling program for the season. Seven holes were drilled testing both copper and uranium targets. All the drill samples were shipped to Eco Tech Laboratories for analysis and assays results will be issued as soon as they are available.

Grab Sampling Program

During the quarter, the Company received assay results from three samples collected over 25 meters on the Nor property. The brannerite mineralized grab samples graded 1.30%, 1.48%, and 5.54% uranium. These three samples were collected from an area 78 meters away from the area where the grab sample which assayed 4.8% uranium was collected.

CARSWELL PROPERTY, Saskatchewan - Uranium

The Carswell uranium property is located in the uranium-rich Athabasca Basin. The Company’s claim, in the Cluff Lake Structure, (also known as the Carswell Dome), is flanked by claims of Titan Uranium Corp. to the south and east, Hathor Exploration Ltd. to the north and on the west side by the mining licenses of the past producing Cluff Lake Mine. The claim covers 2,416 hectares (5,970 acres). International KRL granted an option to ESO Uranium Corp. (previously known as Essendon Solutions Inc.) to acquire a 50% interest in the property in return for total $25,000 cash consideration, 200,000 shares and a $100,000 work commitment (refer to Note 4(c)).

Carswell Property’s Proposed Diamond Drill Program by ESO

Earlier last year, ESO Uranium Corp. (ESO) advised International KRL of its intention to initiate a diamond drill program on its Carswell property. The drill program is expected to follow up on geochemical and geophysical targets related to fields of highly radioactive boulders identified in earlier exploration reports. The proposed expenditures from this program will fulfill ESO’s property expenditure obligations under the option agreement with International KRL. This will enable the two companies to pursue a Joint Venture agreement. ESO is yet to commence this program on International KRL’s claim. ESO also advised that it had engaged MPH Consulting Ltd., an independent firm with considerable experience in the Athabasca Basin, to complete a NI 43-101 technical report, which will cover International KRL’s claim.

U CLAIMS, Yukon -Uranium

The U Claims are located approximately 170 km south of Dawson in the Dawson Mining District of the Yukon Territory. The property consists of 90 mineral claims covering 4,647 acres (1,881 hectares). International KRL acquired the right to earn a 100% interest, subject to a 2% NSR, by an option agreement dated August 1, 2006. The terms of the option are detailed in Note 4(e) to the interim consolidated financial statements.

U Claims’ Exploration Program

Last quarter the Company planned, conducted, and completed an airborne geophysical survey over the U Claims. This quarter the Company complied and evaluated the results of the radiometric and magnetic surveys. The results showed the geophysical surveys failed to identify any significant geophysical anomalies. As a result, the Company abandoned the U Claims, terminated the option agreement, and wrote off the related expenditures as of November 30, 2007.

WHITE RIVER COPPER PROPERTY, Yukon – Copper

The White River property is in the Whitehorse Mining District of the Yukon Territory. The property consists of 32 mineral claims covering 1,652 acres (669 hectares). The Company acquired the right to earn a 100% interest, subject to a 2% NSR, by an option agreement dated December 7, 2006. The terms of the option are detailed in Note 4(f) to the consolidated financial statements.

Proposed Exploration Program on the White River Copper Property

International KRL plans to verify the historical data collected from trenches and surface showings on the property. The program will involve the Company’s geological team verifying the location of the historic diamond drill holes and the anomalies identified by the Induced Polarization (IP) survey. The information generated from the historic exploration programs will then be evaluated and followed up with modern exploration techniques.

TURN RIVER PROPERTY, Yukon - Uranium

International KRL and Logan Resources Ltd. acquired the property by staking a large land package prospective for uranium in the Cassiar Plateau. The land package consists of 2,220 claims, covering 46,941 hectares and includes twelve distinct project areas. International KRL Resources Corp. has a 50% interest in the property.

Last quarter, both International KRL and Logan Resources Ltd. staked an additional 1,307 claims prospective for nickel at the Turn River property. The uranium nickel project now consists of 3,527 claims over 12 independent blocks covering approximately 74,000 hectares. Each company holds a 50% interest in the project. The Company was reimbursed for expenses totaling $370,470 incurred on the Turn River project, according to an agreement under negotiation with an independent third party.

WOLF PROPERTY- Yukon- Silver, Lead, Zinc

The Wolf (silver, lead, zinc) property, previously referred to as the Tim and Kuda property, is located 72km west of Watson Lake, Yukon. The Company acquired the right to earn a 60% interest in the Wolfe property from Tarsis Capital Corp. subsequent to an option agreement signed in September 2007. The terms of the option are detailed in Note 4(b) in the financial statements. Since signing the option, the Company staked additional ground contiguous to, and in the vicinity of the property. The property now consists of 289 claims covering 14,926 acres.

The Company plans to drill the Wolfe property in 2008.

SUBSEQUENT EVENTS

Subsequent to November 30, 2007 the Company entered into the following transactions:

(a) Golden Harp re-priced the 1,075,000 stock options previously granted from $0.10 per Option to $0.35.
Golden Harp cancelled 710,000 shares issued pursuant to options exercised at $0.10 per share and re-issued 202,861 shares pursuant to options exercised at $0.35 per share.
The remainder of stock options outstanding was also adjusted from 365,000 at $0.10 to 872,139 at $0.35.

(b) Golden Harp was conditionally accepted to list on the TSX Venture Exchange as a Tier 2 Mining Issuer and the Concurrent Public Offering. Golden Harp is currently awaiting word from the securities commission.
(c) The Company received payment for their METC claims from the Government in the amount of $300,000 plus interest of $787.85

FINANCIAL REPORTING UPDATE

Effective March 2006, all reporting issuers in Canada are subject to new disclosure requirements as per Multilateral Instrument 52-109 (“MI 52-109”). As a result of MI 52-109 the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have to certify that they have designed internal controls over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with GAAP. In addition, they are subject to a second certification that they have ensured disclosure of changes in internal control that has had or may have a material effect on the Company’s internal control.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures to ensure that information required to be disclosed by the Company is assembled and communicated to management. The Company’s CEO and CFO have concluded, based on their evaluation at August 31, 2007, that disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them by others within the entity, except as noted below. The CEO and CFO certified that the Company’s disclosure controls and procedures are effective to provide a reasonable level of assurance; however they are not able to conclude that the disclosure controls and procedures are capable to prevent all frauds and errors. Regardless of how well conceived or managed, a control system is incapable of providing absolute assurance to prevent all errors and fraud, as only reasonable assurances that objectives of a control system can be obtained.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has assessed the design of the Company’s internal control over financial reporting at November 30, 2007 and has certified that the controls over financial reporting are effective.

In designing the internal controls Management has identified a material weakness outlined below:

1.	Due to the limited number of staff, it is not feasible to attain segregation of incompatible duties.

The weakness in the Company’s internal controls over financial reporting allow for a greater likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors mitigate the risk of material misstatement in financial reporting by performing a detail review of monthly operational and financial reports. It is not possible to provide absolute assurance that this risk can be eliminated.

RISKS AND UNCERTAINTIES

The Company’s financial success will, for the most part be dependent upon the discovery or acquisition of mineral resources and mineral reserves, and the economic viability of developing its properties. The market price for minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration activities will be successful. The exploration of mineral resources and mineral reserves involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous sections.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements including but not limited to comments regarding the timing and content of upcoming operation and exploration plans and business development plans. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.

Forward looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.krl.net and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and SEC website: www.sec.gov

INTERNATIONAL KRL RESOURCES CORP.
Suite 1640 - 1066 WEST HASTINGS STREET
VANCOUVER
BRITISH COLUMBIA
V6E 3X1
TEL: (604) 689-0299
FAX: (604) 689-0288
TOLL FREE- CANADA: 1(877) 689-6130
TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.	DIRECTORS

Seamus Young, Vancouver, British Columbia
Clifford H. Frame, Toronto, Ontario
Mike Muzylowski, Vancouver, British Columbia
Judith T. Mazvihwa, Vancouver, British Columbia
F. Charles Vickers, Jr., Dallas, Texas

2.	OFFICERS

Seamus Young, President and CEO
Judith T. Mazvihwa, CFO

3.	REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP
Robson Court
1000-840 Howe Street
Vancouver, BC
V6Z 2M1

4.	AUDITORS

Manning Elliott, LLP Chartered Accountants
11th Floor
1050 West Pender Street
Vancouver, BC
V6E 3S7

5.	TRADE SYMBOL

IRK- TSX-Venture
IRKLF-PK (USA)
CUSIP# 45972T 105

     Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Seamus Young, President and Chief Executive Officer of International KRL Resources Corp., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of International KRL Resources Corp. (the issuer) for the period ending November 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: January 29, 2008

__”Seamus Young”______
Seamus Young
President and Chief Executive Officer

     Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Judith T. Mazvihwa, Chief Financial Officer of International KRL Resources Corp., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of International KRL Resources Corp. (the issuer) for the period ending November 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: January 29, 2008

__”Judith T. Mazvihwa”______
Judith T. Mazvihwa
Chief Financial Officer